Exhibit 99.1

TORM plc finalizes USD 100m Private Placement

TORM plc ("TORM" or the "Company") hereby announces that the previously announced Private Placement (cf. company announcements no. 2 of 22 January 2018 and no. 3 of 23 January 2018) has successfully settled today, 26 January 2018.

TORM has issued a total of 11,920,000 new Class A common shares (par value USD 0.01) (the "New Shares") at a price of USD 8.39 (corresponding to DKK 51.00) per New Share. The related capital increase has today been filed with the UK Companies House.

"I am very pleased that TORM has attracted investors who share our belief in the product tanker market and in the One TORM platform. With this transaction, we are able to invest in very attractively priced vessels and at the same time retain firepower for other opportunities," says Executive Director Jacob Meldgaard.

In VP Securities, New Shares have been delivered in book-entry form in the temporary ISIN DK0060951515 against payment of the subscription price in DKK. The temporary ISIN code is expected to be merged with the existing permanent ISIN code for the existing shares, GB00BZ3CNK81, on 31 January 2018. The temporary ISIN code will not be listed on Nasdaq Copenhagen, but will only be registered with VP Securities for use in connection with subscription for New Shares.

The first day of trading and official listing for the New Shares on Nasdaq Copenhagen (ISIN GB00BZ3CNK81) will be 30 January 2018. All New Shares may be traded immediately on Nasdaq Copenhagen following listing.

The New Shares have been approved for listing on NASDAQ New York under the existing CUSIP number for TORM's Class A common shares, G89479 10.

TORM hereby announces that its share capital as of today amounts to a total nominal value of USD 742,188.48 divided into 74,218,846 Class A common shares of USD 0.01 each, one Class B share of USD 0.01 and one Class C share of USD 0.01.

Following the Private Placement, TORM has assessed that certain terms of its warrants require an adjustment. As of 30 January 2018, TORM will adjust certain terms of its warrants outstanding so that the Company has a total of 4,838,827 warrants outstanding with a strike price of DKK 95.24. In addition to this announcement, TORM will notify its warrant holders directly.

CONTACT Jacob Meldgaard, Executive Director, tel.: +45 3917 9200 Christian Søgaard-Christensen, CFO, tel.: +45 3917 9200 Christian Lintner, IR, tel.: +45 3917 9335	TORM plc Birchin Court, 20 Birchin Lane London EC3V 9DU, United Kingdom Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. For further information, please visit www.torm.com.

IMPORTANT DISCLAIMER
This announcement is not a prospectus and investors should not purchase any securities referred to in this announcement on the basis of this announcement. The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this announcement or on its completeness, accuracy or fairness. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or to correct any inaccuracies, and the distribution of this announcement must not be deemed to be any form of commitment on the part of TORM to proceed with any transaction or arrangement referred to herein. This announcement has not been approved by any competent regulatory authority.

Announcement no. 4 / 26 January 2018	TORM plc finalizes USD 100m Private Placement	Page 1 of 2

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities nor must it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with or act as an inducement to enter into, any contract or commitment whatsoever. The transactions described in this announcement and the distribution of this announcement and other information in connection with the transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in the United States, Australia, Canada, South Africa or Japan, or in any jurisdiction to whom or in which such offer or solicitation is unlawful. There is no intention to register any securities referred to herein in the United States, Australia, Canada, South Africa or Japan or to make a public offering of the securities in the United States.

This announcement has been prepared on the basis that any offers of securities referred to herein in any Member State of the EEA will be made pursuant to an exemption under Regulation (EU) 2017/1129 on prospectuses Article 1(5). The information set forth in this announcement is only being distributed to, and directed at, persons in Member States of EEA, which have implemented the Prospectus Directive (Directive No. 2003/71/EC and amendments thereto, including Directive No. 2010/73/EU, to the extent implemented in the relevant Member State) who are qualified investors ("Qualified Investors") within the meaning of Article 2(1)(e) of the Prospectus Directive Regulation. In addition, in the United Kingdom, this information is only being distributed to, and is only directed at, (x) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (y) high net worth entities falling within Article 49(2)(a)-(d) of the Order, or (z) persons to whom it may otherwise lawfully be communicated.

The New Shares have not been registered under the Securities Act of 1933, as amended. The New Shares are being offered only (i) to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act and (ii) to, or for the account or benefit of, persons that are qualified institutional buyers pursuant to Section 4(a)(2) under the Securities Act.

Neither TORM, nor any of its subsidiary undertakings, affiliates or any of its respective directors, officers, employees, advisers, agents or any other person accepts any responsibility or liability whatsoever for, or makes any representation or warranty, express or implied, as to the truth, accuracy, completeness or fairness of the information or opinions in this announcement (or whether any information has been omitted from the announcement) or any other information relating to TORM or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

This announcement does not constitute an investment recommendation. The price and value of securities and any income from them can go down as well as up and you could lose your entire investment. Past performance is not a guide to future performance. Information in this announcement cannot be relied upon as a guide to future performance.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

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